BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

March 7, 2023

BNY Mellon New York AMT-Free Municipal Bond Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective March 31, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon New York AMT-Free Municipal Bond Fund (the "fund"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser has contractually agreed, until March 31, 2024, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, interest expense, commitment fees on borrowings and extraordinary expenses) exceed .55%. On or after March 31, 2024, BNY Mellon Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 31, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto
                                                               James Bitetto

             Secretary

Accepted and Agreed To:

BNY MELLON NEW YORK AMT-FREE MUNICIPAL BOND FUND

By: /s/ James Windels

James Windels

Treasurer